Exhibit 99.1

GasLog Ltd. and GasLog Partners LP Announce Availability of Inaugural Sustainability Reports

Piraeus, Greece, June 11, 2020 — GasLog Ltd. (“GasLog”) (NYSE: GLOG) and GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) announced today that their 2019 Sustainability Reports are available for download and can be accessed from their respective websites using the links provided below.

Paul Wogan, Chief Executive Officer of GasLog, stated “Producing our first Sustainability Report has allowed us to focus on where we are in terms of our environmental, social and governance (“ESG”) practices. We proudly demonstrate in this inaugural report how we have already embedded many ESG elements into our controls and processes and how we will ensure that our ESG standards are aligned to achieve excellence for the benefit of all our stakeholders.

We have also set a clear roadmap for further enhancements to allow us to continue to deliver LNG, a cleaner alternative energy source to coal and other hydrocarbons, for our customers in a responsible and sustainable manner.”

Andy Orekar, Chief Executive Officer of GasLog Partners, stated “Although we rely on our general partner, GasLog, for the management and operation of our ships, in this report our stakeholders will see the Partnership has its own clear vison and commitment from its Board of Directors to a sustainability strategy.

High levels of environmental, social and governance standards are embedded in the GasLog Partners culture and led from the Board by example. We believe this report transparently demonstrates our current position and shows a vision for the way ahead.”

GasLog Ltd. 2019 Sustainability Report:

www.gaslogltd.com/how-we-do-it/sustainability

GasLog Partners LP 2019 Sustainability Report:

www.gaslogmlp.com/investors/sustainability

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (14 on the water and five on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.